FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chief Executive Officer

Date: December 20, 2007

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Exhibit 99.1

The9 Announces Shareholder Resolutions Adopted at 2007 Annual General Meeting

Shanghai, China – December 19, 2007. The9 Limited (NASDAQ: NCTY), a leading online game operator in China, today announced the results of its annual general meeting of shareholders held in Shanghai on December 14, 2007. At the annual meeting, The9’s shareholders approved

a. The re-election and appointment of Jun ZHU as an executive director (Class III) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2010 Annual General Meeting or until his successor is duly elected and qualified. Mr. Zhu’s biography is set forth on page 70 of the annual report on Form 20-F filed with the SEC on June 28, 2007.

b. The appointment of Cheung Kin AU-YEUNG to replace the retiring Stephen Cheuk Kin LAW as a non-executive director (Class III) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2010 Annual General Meeting or until his successor is duly elected and qualified. Mr. Au-Yeung’s biography is as follows:

Mr. Au-Yeung joined Morningside group (“Morningside”) in 1996 to oversee its PRC portfolio operations. While with Morningside, he served on the board of directors of Media Partners International Holdings Inc. from June 2001 to November 2005 and was seconded to Sohu.com as Chief Operating Officer from July 1999 to December 1999. Mr. Au-Yeung has over twenty-two years of operating experience in mainland China, and prior to joining Morningside, he ran the greater China operations of several multinational companies for more than sixteen years as general manager. Mr. Au-Yeung holds an MBA and an M.S. in Physics from Indiana University.

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